Exhibit 99.1

TAOMEE REPORTS FOURTH QUARTER AND FISCAL YEAR 2012 UNAUDITED FINANCIAL RESULTS

(Shanghai, China — March 14, 2013) — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), one of the leading children’s entertainment and media companies in China, today reported its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012.

Fourth Quarter of 2012 Financial Highlights

•                          Total net revenues were US$7.5 million in the fourth quarter of 2012, as compared with US$8.6 million in the fourth quarter of 2011.

•                          Net income attributable to  holders of ordinary shares increased 39.2% to US$2.3 million in the fourth quarter of 2012,  as compared with US$1.6 million in the fourth quarter of 2011.

•                          Basic and diluted earnings per ADS1 increased to US$0.06 and US$0.06, respectively, in the fourth quarter of 2012, as compared with US$0.04 and US$0.04, respectively, in the fourth quarter of 2011.

•                          Non-GAAP net income attributable to holders of ordinary shares increased 21.0% to US$2.7 million in the fourth quarter of 2012, as compared with US$2.3 million in the fourth quarter of 2011.

•                          Non-GAAP basic and diluted earnings per ADS increased to US$0.07 and US$0.07, respectively, in the fourth quarter of 2012, as compared with US$0.06 and US$0.06, respectively, in the fourth quarter of 2011.

Fiscal Year 2012 Financial Highlights

•                      Total net revenues were US$40.2 million in 2012, compared with US$45.4 million in 2011.

•                      Net income attributable to holders of ordinary shares was US$8.9 million in 2012, compared with US$19.3 million in 2011.

•                      Basic and diluted earnings per ADS were US$0.24 and US$0.24, respectively, in 2012, compared with US$0.58 and US$0.56, respectively, in 2011.

•                      Non-GAAP net income attributable to holders of ordinary shares was US$11.1 million in 2012, compared with US$17.6 million in 2011.

•                     Non-GAAP basic and diluted earnings per ADS were US$0.30 and US$0.29, respectively, in 2012, compared with US$0.53 and US$0.51, respectively, in 2011.

1  Each American depositary share (“ADS”) represents twenty ordinary shares.

Mr. Benson Wang, co-founder and chief executive officer of Taomee, stated, “Last year marked a year of transformation and growth for Taomee in terms of our user growth and content expansion.  We accelerated the expansion of our cross-media platform through the launch of multiple award-winning films and TV animations, new online virtual worlds, children’s interactive toys, mobile applications, as well as several licensing agreements with some of the world’s leading companies, like P&G and GAP. More specifically, we experienced a strong increase in year-over-year active online users and have successfully extended those relationships to other online services including, social networking services, video and mobile applications. Our core franchise, Seer, was ranked the number two TV animation series last year by viewership throughout China, according to China Animation Association. On the mobile front, our accumulated mobile downloads on Apple iOS and Android platforms increased to over 15.4 million by the end of 2012.  We are pleased with our 2012 achievements as evidenced by this strengthened presence across online, offline and mobile fronts.

“In 2013, we  remain focused on further leveraging our core competency in developing popular franchises for family entertainment by further expanding our online and offline business, as we continue to build our diversified cross-media entertainment platform in Greater China,” concluded Mr. Wang.

Operational Results for Fourth Quarter of 2012

•                      Active accounts for the Company’s virtual worlds under operation in mainland China increased 27.4% to approximately 34.3 million from 27.0 million in the fourth quarter of 2011.

•                      Active paying accounts for the Company’s virtual worlds under operation in mainland China decreased to 1.2 million in the fourth quarter of 2012 from 1.7 million in the fourth quarter of 2011. The year over year decrease in active paying accounts was primarily due to the Company’s strategy to temporarily focus on growing and strengthening user stickiness.

•                      Average revenue per user (“ARPU”) for the Company’s virtual worlds under operation in mainland China was approximately RMB30 (US$4.8) compared with RMB30 (US$4.7) in the fourth quarter of 2011.

•                      Mobile application downloads reached over 15.4 million by year end 2012, as compared with 1.1 million total downloads by the end of 2011.

Unaudited Financial Results for Fourth Quarter of 2012

Net Revenues

Total net revenues were US$7.5 million in the fourth quarter of 2012, as compared with US$8.6 million in the fourth quarter of 2011.

Net online business revenues were US$6.3 million in the fourth quarter of 2012, as compared with US$7.5 million in the fourth quarter of 2011. The year-over-year decrease was primarily due to the implementation of the Company’s strategy to focus less on short-term revenue growth and instead invest in long-term brand enhancement and platform expansion to attract new users and increase user stickiness

Net offline business revenues increased to US$1.2 million in the fourth quarter of 2012, as compared with US$1.1 million in the fourth quarter of 2011. The increase was primarily due to the revenue contribution from the Company’s interactive toy trading business.

Cost of Services

Total cost of services was US$2.0 million in the fourth quarter of 2012, as compared with US$1.6 million in the fourth quarter of 2011.

Online business related costs were US$1.6 million in the fourth quarter of 2012, as compared with US$1.3 million in the fourth quarter of 2011.  The increase was primarily due to the increase in payroll expenses and amortization costs associated with the Company’s game licensing fees, which was partially offset by the decrease in bandwidth cost.

Offline business related costs were US$0.4 million in the fourth quarter of 2012, as compared with US$0.3 million in the fourth quarter of 2011. This slight increase was primarily due to the increase in payroll expenses and interactive toy costs.

Gross Profit and Gross Margin

Gross profit was US$5.5 million in the fourth quarter of 2012, as compared with US$7.0 million in the fourth quarter of 2011.

Gross margin was 73.2% in the fourth quarter of 2012, as compared with 81.3% in the fourth quarter of 2011.

Gross margin for the online business was 74.0% in the fourth quarter of 2012, as compared with 82.2% in the fourth quarter of 2011.

Gross margin for the offline business was 69.1% in the fourth quarter of 2012, as compared with 75.3% in the fourth quarter of 2011.

Operating Expenses

Total operating expenses were US$4.2 million in the fourth quarter of 2012, as compared with US$6.4 million in the fourth quarter of 2011.

•                  Product development expenses were US$2.7 million in the fourth quarter of 2012, as compared with US$3.1 million in the fourth quarter of 2011. The decrease was primarily due to a decrease in share-based compensation and depreciation expenses.

•                  Sales and marketing expenses were US$2.1 million in the fourth quarter of 2012, as compared with US$1.6 million in the fourth quarter of 2011. The increase was primarily due to the increase in promotion expenses and animation production expenses.

•                  General and administrative expenses were US$2.2 million in the fourth quarter of 2012, as compared with US$2.1 million in the fourth quarter of 2011. The increase was primarily related to the increased professional fees and was partially offset by a decrease in payroll expense.

•                  Other operating income was US$2.8 million in the fourth quarter of 2012, which primarily consisted of government subsidies.

Share of Profit/(Loss) from Equity Method Investment

Share of profit from equity method investment was US$0.1 million in the fourth quarter of 2012, as compared with a loss of US$0.3 million in the fourth quarter of 2011.

Profit from Operations

Profit from operations increased to US$1.3 million in the fourth quarter of 2012, as compared with US$0.6 million in the fourth quarter of 2011.

Income Tax Expense

Income tax expense was US$0.4 million in the fourth quarter of 2012, as compared with an income tax expense of US$0.1 million in the fourth quarter of 2011.

Net Income Attributable to Ordinary shareholders

Net income attributable to holders of ordinary shares increased 39.2% to US$2.3 million in the fourth quarter of 2012, as compared with US$1.6 million in the fourth quarter of 2011.

Basic and diluted earnings per ADS increased to US$0.06 and US$0.06 in the fourth quarter of 2012, as compared with US$0.04 and US$0.04, respectively in the fourth quarter of 2011.

Non-GAAP net income attributable to holders of ordinary shares increased 21.0% to US$2.7 million in the fourth quarter of 2012, as compared with US$2.3 million in the fourth quarter of 2011.

Non-GAAP basic and diluted earnings per ADS increased to US$0.07 and US$0.07 in the fourth quarter of 2012, as compared with US$0.06 and US$0.06, respectively, in the fourth quarter of 2011.

Cash and Cash Equivalents

As of December 31, 2012, the Company had US$118.6 million of cash and cash equivalents, as compared with US$120.7 million as of December 31, 2011.

Share Repurchase Program

During the fourth quarter of 2012, Taomee had repurchased 211,947 ADSs. As of December 31, 2012, the Company has repurchased a total of 585,552 ADSs under the Company’s share repurchase program at an average price of approximately US$4.0 per ADS.

Unaudited Financial Results for Fiscal year 2012

Net Revenues

Total net revenues were US$40.2 million in 2012, representing a decrease of 11.4% from US$45.4 million in 2011. This decrease was primarily due to the decline in online revenues and was partially offset by the increase in offline revenues.

Net online business revenues were US$32.2 million in 2012, as compared with US$40.3 million in 2011. The decrease was primarily due to the implementation of the Company’s strategy to focus less on short-term revenue growth and instead invest in long-term brand enhancement and platform expansion to attract new users and increase user stickiness.

Net offline business revenues increased significantly to US$8.0 million in 2012 from approximately US$5.1 million in 2011. The increase was primarily due to revenues generated from the Company’s co-branding and merchandise licensing for the Company’s two films based on the Mole and Seer franchises and revenue contributed by the interactive toy design and sales business.

Cost of Services

Total cost of services was US$10.0 million in 2012, as compared with US$7.7 million in 2011.  The increase was primarily due to the increase in costs related to the development of both online and offline businesses.

Online business related costs were US$6.9 million in 2012, as compared with US$6.0 million in 2011. The increase was primarily due to an increase in payroll expenses, wireless products hosting cost and amortization cost associated with game licensing fees.

Offline business related costs were US$3.0 million in 2012, as compared with US$1.7 million in 2011. The increase was primarily due to the increase in film production costs, payroll expenses and interactive toy expenses.

Total Operating Expenses

Total operating expenses were US$26.8 million in 2012, as compared with US$22.8 million in 2011.

•                  Product development expenses were US$12.3 million in 2012, as compared with US$10.3 million in 2011. The increase was primarily attributable to the increased payroll expenses associated with headcount expansion and was partially offset by a decrease in outsourced R&D expenses and share-based compensation.

•                  Sales and marketing expenses were US$10.0 million in 2012, as compared with US$6.3 million in 2011. The increase was primarily attributable to the increased advertising and promotional activities, including the costs associated with the promotion for the Company’s new films, as well as an increase in animation production expenses.

•                  General and administrative expenses were US$10.1 million in 2012, as compared with US$8.0 million in 2011. The increase was primarily due to the increased payroll expenses related to new hires and share-based compensation incremental expenses associated with being a listed company as well as increased investment activities.

Share of Profit in Equity Method Investments

Share of profit in equity method investments was US$1.1 million in 2012, as compared with US$4.2 million in 2011. The decrease was mainly due to the Company’s transfer of all its equity interest in Shenzhen Ruigao Information Technology Co., Ltd. for US$1.0 million and recorded a gain of US$0.3 million in 2012, compared with a one-time gain of US$3.7 million realized from the sale of 10.5% equity method interest in Elyn Corporation in 2011.

Profit from Operations

Profit from operations was US$3.4 million in 2012, as compared with US$14.9 million in 2011.

Income Tax Benefit (Expense)

Income tax benefit was US$0.8 million in 2012, as compared with an expense of US$1.7 million in 2011.

Net Income Attributable to Ordinary shareholders

Net income attributable to holders of ordinary shares was US$8.9 million in 2012, as compared with US$19.3 million in 2011.

Basic and diluted earnings per ADS were US$0.24 and US$0.24, respectively in 2012, as compared with US$0.58 and US$0.56, respectively, in 2011.

Non-GAAP net income attributable to holders of ordinary shares was US$11.1 million in 2012, as compared with US$17.6 million in 2011.

Non-GAAP basic and diluted earnings per ADS were US$0.30 and US$0.29, respectively in 2012, as compared with US$0.53 and US$0.51, respectively, in 2011.

Recent Business Highlights

In the fourth quarter, 2012:

•                  Taomee, in cooperation with schools and shopping malls, debuted live performances in Shanghai, Beijing, Hangzhou, and Chongqing featuring Mole and Seer characters. Taomee has also scheduled approximately 100 live events to take place in Greater China in 2013.

•                  Taomee launched the official Chinese online portal for Cartoon Network’s Ben 10 franchise, ben10.61.com, which was co-developed with the Cartoon Network.

•                  Taomee launched Seer and Spin Galaxy on the Apple iOS platform

•                  Taomee was awarded by China’s Ministry of Culture the “National Culture Industries Demonstration Base,” a specially designated business classification which the central government grants to leading Chinese cultural and media-related enterprises.

•                  Seer and Mole’s World animation series were ranked No.2 and No.6 most beloved domestic cartoon animations in 2012, respectively, by the China Animation Association.

In the first quarter, 2013:

•                  Taomee began broadcasting self-branded TV show Taomee Dream School on thirteen TV stations across China, including China’s top cartoon channels Jin Ying Cartoon with Hunan State TV Station and Kaku TV with Beijing TV.

•                  Taomee launched several new mobile games and applications, including Mole’s World animation app, Xian Jian Q Xia Zhuan on Apple’s iOS platform, and Mole’s World on Android platform.

•                  Taomee started close beta testing for a cartoon style online action game in March.

•                  March 15, 2013, Taomee will begin broadcasting Mole’s World animation season 3 throughout mainland China, followed by its broadcasting in Hong Kong on March 16.

Outlook for First Quarter of 2013

Net revenues for the first quarter of 2013 are expected to be in the range of US$8.0 million to US$8.3 million.  This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charges from net income attributable to the Company’s shareholders and from the calculation of earnings per ADS. For the year ended December 31, 2011, the Company also excluded its one time gain from selling its equity method investment in Elyn Corporation from net income attributable to the ordinary shareholders. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results,.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of our results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP.  We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance.  These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast and live webcast at 8:00 a.m. Eastern Time (New York) on Thursday, March 14, 2013 (which is 8:00 p.m. in China on Thursday, March 14, 2013).

The dial-in details for the live conference call are:

Conference ID: 18879383

U.S. toll-free number            +1-866-519-4004

Hong Kong toll-free number      800-930-346

International dial-in number      +65-6723-9381

China Mainland dial-in number    400-620-8038

Passcode                                       Taomee

A live webcast and archive of the conference call will be available on the Investor Relations section of Taomee’s website at:

http://www.media-server.com/m/acs/28c7e86ee7e6f9960b5e525e5880547b

A telephone replay of the call will be available after the conclusion of the conference call at 11:00a.m. Eastern Time on March 14, 2013 through 9:00a.m. Eastern Time, March 20, 2013. The dial-in details for the telephone replay are:

Conference ID: 18879383

International dial-in number    +61 2 8199 0299

China dial-in number          4001200932

About Taomee Holdings Limited

Taomee Holdings Limited is one of the leading children’s entertainment and media companies in China, driven to deliver exceptional entertainment to children and families. Founded in 2007, Taomee is one the first companies in Greater China to develop animated franchises for children through online virtual world that are both fun and educational. The Company’s virtual worlds are widely trusted by millions of children, parents and caregivers across Asia. The Company’s Mole’s World and Seer franchises and characters have reached millions of children and families through virtual worlds, books, monthly print magazines, mobile applications, animated television series and movies.

• Learn more about Taomee at www.taomee.com,

• Visit online virtual world communities at www.61.com

• Watch animations and films at http://v.61.com/

• Download mobile games and applications at http://m.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s filings with the U.S. Securities and Exchange Commission, including its registration statement on its final prospectus dated June 10, 2011. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Taomee Holdings Limited

Na You

IR Manager

Phone: 86-21-61280056-8578

Email:  ir@taomee.com

Taomee Holdings Limited - Unaudited Consolidated Balance Sheets

	In USD	In USD
	December 31	December 31
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$118,570,672	$120,678,898
Accounts receivable	2,371,060	1,422,534
Inventories	41,316	—
Income tax recoverable	49,956	—
Due from related parties	893,020	202,267
Prepayments and other current assets	2,071,509	1,514,565
Deferred tax assets, current	2,969,896	3,247,404
Total current assets	126,967,429	127,065,668

Investments in equity investees	8,262,077	2,406,111
Property and equipment, net	1,305,721	2,405,576
Acquired intangible assets	1,664,763	1,379,154
Other assets	1,557,532	1,197,907
TOTAL ASSETS	$139,757,522	$134,454,416

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$434,626	$221,820
Income tax payable	—	2,187,076
Advance from customers	8,142,177	10,223,309
Due to related parties	89,728	66,104
Deferred revenue	12,061,510	12,912,939
Deferred tax liabilities, current	13,473	10,910
Accrued expenses and other current liabilities	5,265,461	5,680,706
Total current liabilities	26,006,975	31,302,864

Equity
Taomee Holdings Limited shareholders’ equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 730,900,680 and 736,648,732 shares issued; 728,427,520 and 732,409,792 outstanding as of December 31, 2011 and 2012, respectively)	14,733	14,618
Treasury stock	(747,359)	(562,502)
Additional paid-in capital	72,437,283	70,782,370
Retained earnings	39,412,717	30,550,850
Accumulated other comprehensive income	2,555,570	2,366,216
Taomee Holdings Limited shareholders’ equity	113,672,944	103,151,552
Non-controlling interests	77,603	—
Total equity	$113,750,547	$103,151,552

TOTAL LIABILITIESAND EQUITY	$139,757,522	$134,454,416

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For three months ended
	December 31,	September 30,	December 31,
	2012	2012	2011
Revenues:
Online business, net	$6,268,344	$8,000,663	$7,479,824
Offline business, net	1,201,174	3,833,942	1,077,778
Total net revenues	7,469,518	11,834,605	8,557,602

Cost of services
Online business	(1,632,259)	(1,886,967)	(1,335,365)
Offline business	(370,939)	(1,640,020)	(265,802)
Total cost of services	(2,003,198)	(3,526,987)	(1,601,167)

Gross profit	5,466,320	8,307,618	6,956,435

Operating income (expenses):
Product development	(2,695,542)	(3,374,238)	(3,070,379)
Sales and marketing	(2,066,303)	(2,859,256)	(1,639,118)
General and administrative	(2,198,155)	(2,435,483)	(2,141,589)
Other operating income	2,763,137	1,021,371	492,671
Total operating expenses	(4,196,863)	(7,647,606)	(6,358,415)

Profit from operations	1,269,457	660,012	598,020

Interest income, net	672,226	683,697	689,590
Other income, net	563,319	324,484	733,409
Income before income taxes and share of profit in equity method investments	2,505,002	1,668,193	2,021,019

Income tax expense	(366,949)	(304,726)	(128,279)

Share of profit (loss) in equity method investments	113,437	436,969	(274,039)

Net income	2,251,490	1,800,436	1,618,701

Less: Net loss attributable to non-controlling interest	(1,376)	—	—

Net income attributable to holders of ordinary shares	$2,252,866	$1,800,436	$1,618,701
Earnings per ADS
-Basic	$0.06	$0.05	$0.04
-Diluted	$0.06	$0.05	$0.04
Weighted average number of shares used in calculation
- Basic	733,212,007	733,158,958	728,876,950
- Diluted	748,172,541	752,966,298	758,032,650

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For year ended
	December 31,	December 31,
	2012	2011
Revenues:
Online business, net	$32,169,495	$40,330,778
Offline business, net	8,038,739	5,066,263
Total net revenues	40,208,234	45,397,041

Cost of services
Online business	(6,949,772)	(6,035,323)
Offline business	(3,048,618)	(1,652,235)
Total cost of services	(9,998,390)	(7,687,558)

Gross profit	30,209,844	37,709,483

Operating income (expenses):
Product development	(12,317,528)	(10,303,929)
Sales and marketing	(9,966,282)	(6,254,531)
General and administrative	(10,077,739)	(7,965,104)
Other operating income	5,511,806	1,733,418
Total operating expenses	(26,849,743)	(22,790,146)

Profit from operations	3,360,101	14,919,337

Interest income, net	2,646,967	1,409,662
Other income, net	858,869	666,961
Income before income taxes and share of profit in equity method investments	6,865,937	16,995,960

Income tax benefit (expense)	854,904	(1,727,070)

Share of profit in equity method investments	1,139,650	4,224,281

Net income	8,860,491	19,493,171
Less: Net loss attributable to non-controlling interests	(1,376)	—

Net income attributable to Taomee Holdings Limited	8,861,867	19,493,171

Less: Deemed dividends on Series A convertible redeemable preferred shares	—	(200,601)

Net income attributable to holders of ordinary shares	$8,861,867	$19,292,570

Earnings per ADS
-Basic	$0.24	$0.58
-Diluted	$0.24	$0.56

Weighted average number of shares used in calculation
- Basic	731,303,362	606,648,098
- Diluted	753,533,499	640,377,175

Taomee Holdings Limited - Reconciliation of Non-GAAP and GAAP Results

	In USD, except for share data For three months ended
	December 31,	September 30,	December 31,
	2012	2012	2011
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income attributable to holders of ordinary shares	$2,730,391	$2,394,409	$2,256,873
Share-based compensation	(477,525)	(593,973)	(638,172)
GAAP net income attributable to holders of ordinary shares	$2,252,866	$1,800,436	$1,618,701

Non-GAAP diluted earnings per ADS
-Basic	$0.07	$0.07	$0.06
-Diluted	$0.07	$0.06	$0.06

	In USD, except for share data For the year ended
	December 31,	December 31,
	2012	2011
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income attributable to holders of ordinary shares	$11,068,347	$17,627,225

Investment income from sell of equity interest[1]	—	3,662,098
Share-based compensation	(2,206,480)	(1,996,753)
GAAP net income attributable to holders of ordinary shares	$8,861,867	$19,292,570

Non-GAAP diluted earnings per ADS
-Basic	$0.30	$0.53
-Diluted	$0.29	$0.51

1  Reflects the transaction to sell 10.5% of equity interest in Elyn Corporation in February 2011